FOR IMMEDIATE RELEASE	December 29, 2014

Micromem Provides Update

Toronto, New York, December 29, 2014: Micromem Technologies Inc. (“the Company”) (“Micromem”) (CSE: MRM, OTCQX: MMTIF) is pleased to provide the following update.

Development on all of the projects is proceeding on each of their respective schedules as planned, a summary of the active projects and the client list is available on either the Micromem (www.micromeminc.com) or MAST (www.mastinc.com) website. Through 2014 all of the development projects announced have met their respective milestone requirements and in all cases are proceeding to their various next stages.

All of the patents required for the automotive oil pan plug were filed. The company received Notices of Allowance on 2 of those patents and is still awaiting the notices for the next 4. The actual patents on the first 2 notices are expected to be received in January. The selected manufacturer has completed the evaluation of their sub component suppliers and in addition has committed to providing marketing samples to MAST and the OEM companies in January. In addition the manufacturer has begun marketing the oil pan plug to several of its other automotive clients. This project is now on its way to commercialization and is under the control of our selected manufacturer.

The status of other patent filings on other projects is proprietary to Micromem and will not be disclosed at this time.

The oil particle tracer that was approved by our International oil client has had the final manufacturer of the lab units selected and Micromem is now awaiting the purchase order for the first units. This project is now on its way to commercialization, details will be subject to a separate press release. In addition work has begun on the ruggedization of the detector platform so it can be installed directly onto the oil wells which will provide real time detection of nanoparticle concentration on production oil streams.

A supplemental agreement with our utility client is now awaiting execution. Post the approval of the prototype a joint marketing and royalty agreement was negotiated during the last 2 months which will now govern the relationship between the two companies on the sale and distribution of the partial discharge technology. Agreements on further projects with this client are now being prepared for review by both companies.

The LIBS oil condition sensor project has passed the prototype milestone and as a result a second invoice of USD $238,000 for a total of USD $488,000 invoiced to the client over the last 45 days. The client has now submitted to Micromem their assessment of the market size and product distribution for both the first and second stages of the product development. There are now two size configurations that the client is looking to market through their distribution chain and the first will resemble the prototype delivered on December 19th 2014.

With approval of the results of the second particle tracer project, our American based oil company has approved the next stage of work to commence January 5th and as a result a second invoice to the client in excess of USD $400,000 was submitted for payment for a total of approximately USD $1,100,000 invoiced in the last 45 days. In addition, a new agreement was negotiated and signed by both companies that will determine the ownership and marketing structure of the product going forward. As a result the client will be reimbursing Micromem for 50% of the patent costs to date on this project and the rights to the IP, subject to the terms of the new agreement, will transfer now to the client in exchange for a per unit payment on the final device. This client’s satisfaction with the work on this project has allowed for the negotiation of the next stage in the cement integrity sensor project and that agreement will also mirror the joint ownership and distribution agreement recently executed.

Micromem has successfully negotiated, with several Fortune 100 companies, marketing and distribution agreements that were conditional on approved results, those results have now been met. Micromem has successfully delivered prototypes or met milestones measured to the exacting standards of the most discerning engineering teams. Micromem has built a solid relationship with leaders in their respective fields to deliver on the promise that the “Internet of Things” holds for the future of infrastructure and smart systems. Strong relationships built on our core technology has brought us partnerships with the worlds’ largest business’ providing a distribution system for these exciting new products.

About Micromem and MASTInc

MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC QX: MMTIF, CSE: MRM) company. MASTInc analyzes the specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for healthcare/biomedical, natural resource exploration, government, information technology, manufacturing, and other industries. Visit www.micromeminc.comwww.mastinc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.
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